N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS          ALBANY, NY 12231-0001

## FILING RECEIPT

==================================================================================
ENTITY NAME: ZENII LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM LLC)                COUNTY: NEWY

==================================================================================
FILED:12/31/2013 DURATION:********    CASH#:131231000244 FILM #:131231000232
                                      DOS ID:4506811

```
   FILER:                                               EXIST DATE
   ------                                               ----------
   JENNIFER E. BRADY                                    12/31/2013
   C/O ANDREW ABRAMOWITZ PLLC
   565 FIFTH AVENUE 9TH FLOOR
   NEW YORK, NY 10017


   ADDRESS FOR PROCESS:
   --------------------
   THE LLC
   100 WEST 93RD STREET SUITE 15F
   NEW YORK, NY 10025


   REGISTERED AGENT:
   -----------------
```



The limited liability company is required to file a Biennial Statement with
the Department of State every two years pursuant to Limited Liability
Company Law Section 301. Notification that the biennial statement is due
will only be made via email. Please go to www.email.ebiennial.dos.ny.gov
to provide an email address to receive an email notification when the
Biennial Statement is due.


==================================================================================
SERVICE COMPANY: UNITED CORPORATE SERVICES - 37          SERVICE CODE: 37 *


| | | | |
|---|---|---|---|
| FEES | 360.00 | PAYMENTS | 360.00 |
| FILING | 200.00 | CASH | 0.00 |
| TAX | 0.00 | CHECK | 0.00 |
| CERT | 0.00 | CHARGE | 0.00 |
| COPIES | 10.00 | DRAWDOWN | 360.00 |
| HANDLING | 150.00 | OPAL | 0.00 |
| | | REFUND | 0.00 |

==================================================================================
ZENII1652                                                DOS-1025 (04/2007)

# STATE OF NEW YORK

# DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.



WITNESS my hand and official seal of the Department of State, at the City of Albany, on January 2, 2014.

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/13

# ARTICLES OF ORGANIZATION

## OF

## ZENII LLC

Under Section 203 of the Limited Liability Company Law.

FIRST: The name of the limited liability company is **ZENII LLC**.

SECOND: The county within the state in which the office of the limited liability company is to be located is New York.

THIRD: The limited liability company does not have a specific date of dissolution in addition to the events of dissolution set forth by law.

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The post office address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

> 100 West 93rd Street Suite 15F
> New York, New York, 10025

FIFTH: The effective date of the Articles of Organization shall be the date of filing with the Secretary of State.

SIXTH: The limited liability company may have, in the manner provided in the operating agreement of the limited liability company, classes of members having such relative rights, powers, preferences and limitations as may from time to time be established pursuant to the operating agreement of the limited liability company, including rights, powers, preferences, limitations and duties senior to existing classes of members.

IN WITNESS WHEREOF, this certificate has been subscribed to this 30th day of December, 2013 by the undersigned who affirms that the statements made herein are true under the penalties of perjury.


_Jennifer E. Brady_

Jennifer E. Brady, Organizer

232

UNI-37

DRAWDOWN

# ARTICLES OF ORGANIZATION
# OF
# ZENII LLC

Under Section 203 of the Limited Liability Company Law

---

Filed by:

Jennifer E. Brady
c/o Andrew Abramowitz, PLLC
565 Fifth Avenue, 9th Floor
New York, NY 10017

FILED 2013 DEC 31 AM 10:12

Cust Ref: ZENII1652

RECEIVED 2013 DEC 31 AM 9:23

kk

STATE OF NEW YORK
DEPARTMENT OF STATE

FILED DEC 3 1 2013

TAX $________

BY: wh

244